

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

David Byrnes
Chief Financial Officer
MSGE Spinco, Inc.
Two Pennsylvania Plaza
New York, NY 10121

> **Re: MSGE Spinco, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12B**
> **Filed March 10, 2023**
> **File No. 001-41627**

Dear David Byrnes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2022 letter.

Preliminary Information Statement

Questions and Answers About the Distribution, page 19

1.   We note that concurrently with the consummation of the Distribution, you expect to enter into a Delayed Draw Term Loan Credit Agreement with MSG Entertainment. Please revise to add a question and answer regarding this new loan agreement. In this regard, we note the loan is unsecured and will be to a related-party entity which is highly leveraged. Please discuss the associated risks and include a cross-reference to the applicable risk factor and new loan agreement disclosure.

       You may contact Suying Li at 202-551-3335 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Robert W. Downes, Esq.